EVEREST  PROPERTIES  II, LLC
199 S. Los Robles  Avenue,  Suite 200
Pasadena,  CA 91101

CONTACT:  Chris  Davis or Stacey  McClain  of Everest  Properties  II, LLC
          (626)585-5920


FOR IMMEDIATE RELEASE


     PASADENA, CALIFORNIA, June 30, 2005 - Everest Properties II, LLC today announced that it has extended the expiration date of its outstanding tender offer for limited partnership interests in American Republic Realty Fund I, L.P. The expiration date for the tender offer has been extended to 5:00 p.m., Los Angeles time, on Monday, July 18, 2005. The offer was previously scheduled to expire at 5:00 p.m., Los Angeles time, on Friday, July 8, 2005. Everest reported that approximately 223 units have been deposited to date in response to the offer.